Investor Presentation Spin-off and Merger of CPLP’s Tanker Business with Diamond S Shipping and Repositioning of Existing CPLP www.capitalpplp.com November 28, 2018 Exhibit 99.2

Forward Looking Statements Forward-Looking Statements The statements in this presentation that are not historical facts, including, among other things, the expected financial performance of the combined company and any remaining business of CPLP and the consummation of the transactions described herein, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. These risk and uncertainties include, among others: (1) the risk that the transactions may not be completed on terms or in the timeframe expected by Diamond S Shipping or CPLP or at all; (2) the possibility that various closing conditions to the transactions may not be satisfied or waived; (3) the risk that committed financing may not be available or may not be available in an amount sufficient, together with cash to be procured by Diamond S Shipping, to complete the transactions; (4) risk and uncertainties related to the expected tax treatment of the spin-off; (5) the possibility that third-party consents will not be received; (6) failure to realize the anticipated benefits of the transactions; (7) the impact of the spin-off on the business of CPLP and (8) the potential impact of major shareholdings on the trading price of the new company shares. For further discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, each of Diamond S Shipping and CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. Neither Diamond S Shipping nor CPLP assumes any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Diamond S Shipping or CPLP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Non-GAAP Measures This presentation contains non-GAAP measures. Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. i

Presenters i Jerry Kalogiratos 2015 – Present CEO and Director of Capital Product Partners L.P. 2005 – 2015 COO of Capital Product Partners L.P., CFO of Crude Carriers Corp., and Finance Director of Capital Maritime & Trading Corp. Craig Stevenson 2007 – Present CEO, President, and Director of Diamond S Shipping 1993 – 2007 Former Chairman of the Board and CEO of OMI

Transaction Overview

Transaction Description CPLP’s tanker fleet to be spun-off and merged with DSS Holdings’ business in a share-for-share transaction to form one of the largest publicly traded tanker companies (“Diamond S Shipping Inc.” or “DSSI”) DSSI will have a large and modern tanker fleet of 681 vessels and a combined NAV of over $6912 million as of September 30, 2018, and will be well-positioned to benefit from an improving tanker environment CPLP unitholders will receive approx. 33% of DSSI shares3 implying a total equity value of $236 million at NAV Transaction valued on a NAV-to-NAV basis with CPLP receiving a $23.0 million premium DSSI is expected to list on New York Stock Exchange upon closing of the transaction New CPLP will be a highly attractive MLP with a modern fleet of 10 containerships and 1 drybulk vessel, with an average charter duration of 5.3 years Current CPLP unitholders will retain 100% ownership of the entity holding the remaining containerships (“New CPLP”) 1:5 reverse split to be effected on closing of transaction New quarterly distribution guidance: $0.045 per unit Transaction expected to close in early Q1 2019 1 2 3 Pro forma for sale of Alpine Minute and Alpine Magic in Q4 of 2018 Assumes CPLP tanker NAV of $236 million and DSSG NAV of $477 million after premium adjustment and before transaction fees and expenses Based Clarkson’s fleet appraisal value; subject to closing adjustments

Unlocking Value Through This Transformative Transaction 11 total vessels (average age 6.6 years2) 10 containerships 1 drybulk vessel Medium to long term charters 68 tanker vessels (average age 7.8 years2) 52 product tankers 16 crude tankers Market exposure through spot voyages NAV and Cash Flow Valuation Yield and Cash Flow Valuation 100% Owned by CPLP Unitholders 33% Owned by CPLP Unitholders Estimated NAV as of September 30, 2018; based on 7/31/18 Clarkson’s fleet appraisal value; all pro forma ownership percentages are indicative and subject to closing adjustments Weighted by DWT or TEU We expect the transaction will unlock value as the sum-of-the-parts is anticipated to be in excess of the current CPLP implied equity valuation $0.045 per unit quarterly or $23 million expected PF NTM Distribution 33% of $691 million PF NAV1 (i.e. $236 million of NAV to Current CPLP Unitholders) +

Transaction Rationale CPLP’s modern containership assets and multi-year time charters are highly suitable for the MLP model CPLP retains the ability to grow with a broad set of strategic opportunities based on a visible pipeline of dropdowns CPLP unitholders will receive an implied premium on a NAV-for-NAV basis of $23 million that will increase their equity ownership interest in DSSI Implies an approximate 10.8% premium to NAV contributed as part of the transaction CPLP unitholders maintain upside in improving tanker charter market and asset values with the DSSI shares through a larger, dedicated tanker vehicle CPLP’s tanker assets fit better as part of a high quality tanker company, versus as part of an MLP 1 2 3 4 6 5

New CPLP Overview

New CPLP Investment Highlights Maritime MLP with modern fleet of 11 vessels: 10 containerships and 1 drybulk capesize Strong Charter Coverage: All vessels employed under period contracts with remaining charter duration of 5.3 years and with 95% charter coverage for 2019 and 75% for 2020 High Quality, Scrubber Fitted, Modern Fleet: Average vessel age of 6.5 years, including 8 wide beam, eco container vessels already fitted with BWTS. Intention for all 11 vessels to be scrubber fitted Conservative Coverage Ratio: Quarterly common unit distribution of $0.045 (representing a PF implied coverage ratio of 1.30x1 for the LTM period ended 9/30/18) Strong Balance Sheet: Pro forma net debt / LTM 9/30/18 EBITDA of 3.1x2 Visible Growth Opportunities: Dropdown opportunities from Sponsor and potential for secondhand market acquisitions Committed Sponsor: Capital Maritime & Trading Corp. has consistently supported CPLP dropdowns and has participated in most equity offerings Calculated as 12 months ended 9/30/18 distributable cash flow attributable to the 10 containerships and 1 drybulk vessel, divided by $23.3 million of expected distribution during the same time period per updated distribution guidance of $0.045 per unit per quarter and adjusted for post transaction debt of $290 million and related interest expense and capital reserve equal to expected quarterly debt amortization of $7.8 million Represents pro forma gross debt of $290 million as of 9/30/18 divided by LTM 9/30/18 EBITDA $74.2 million attributable to the 10 containerships and 1 drybulk vessel comprising New CPLP

Strong Charter Coverage Charter Profile Rates Expiry of Current Charters Vessel Type Containership Containership Eco Containership Drybulk Eco Containership Eco Containership Eco Containership Containership Containership Containership Containership Gross Rate Per Day $20,000 $18,000 $39,250 $42,200 $39,250 $39,250 $29,350 / $34,2501 $29,350 / $34,2501 $29,350 / $34,2501 $29,350 / $34,2501 $29,350 / $34,2501 1. $23,480pd between July 18, 2016 to December 31, 2019. Further upward adjustment by $4,900pd from January 2020 or fitting of scrubber, whichever is later, until charter expiry. Strong charter coverage on CPLP assets 10 containerships and 1 drybulk vessel with 5.3 years remaining on charter on average 95% and 75% charter coverage for 2019 and 2020, respectively Nov-18 Nov-19 Nov-20 Nov-21 Nov-22 Nov-23 Nov-24 Nov-25 High Quality Customer Base

Conservative Capital Structure Supports Future Growth Based on LTM 9/30/18 EBITDA of $74.2 million attributable to the 10 containerships and 1 drybulk vessel comprising New CPLP. Transaction Sources & Uses ($mm) Pro Forma Capitalization ($mm)

New CPLP Compares Favorably to its Peers Net Debt / LTM 9/30/18 EBITDA(1) Average Vessel Age(2) Average Remaining Charter Term(3) Source: Factset, CapitalIQ, Public Filings. Includes preferred equity. Capacity-weighted. New CPLP’s arithmetic average remaining charter term is 3.7 years; its revenue-weighted average is 5.3 years. Peer figures sourced from public investor presentations. LTM 9/30/18 DCF Coverage 3.7 8.7 5.0 3.9 3.9 3.0 5.3 0 1 2 3 4 5 6 7 8 9 10 CPLP HMLP SSW KNOP CMRE GLOP

Dropdown Opportunities from Sponsor Sponsor has variety of vessels that are suitable to be dropped down to New CPLP Vessels where CPLP has current right of first offer 4 ECO Chem/Product tanker vessels (built 2016/2017) with 3 having dropdown debt facility in place. Other potential dropdowns 4 LNG vessels (scheduled for delivery 2020-2021) 4 10,000 TEU container vessels (built in 2011) currently on 3-5 year charter 4 ECO VLCC vessels (2 built in 2016 and 2 to be delivered in 2019) on 5-7 year bareboat charter 2 VLCC vessels (built 2010) on 5-7 year bareboat charter 1 Eco Aframax tanker (built 2017) on 5 year charter

Diamond S Shipping Inc. Overview

Introduction to DSSI Weighted average as of 11/14/18; weighted by DWT 12 Crude Tankers 31 Product Tankers 21 Product Tankers 4 Crude Tankers DSSI 68 Vessels 7.8 Average Age 1 Significant Scale Drives Operating Leverage 1 Balanced Crude and Product Fleet Positioned for Accretive Consolidation 2 Low Cash Breakevens and Strong Financial Flexibility 3 Focus on Return of Capital and Shareholder Returns 4 Experienced Management Team and Board 5

DSSI will Benefit from Significant Scale

DSSI will be one of the largest publicly traded shipping companies by overall NAV[1], and expected to be the 3rd largest public owner of MR and Product Tanker vessels



$2.0
$1.3
$0.8
$0.7
$0.7
$0.6
$0.5
$0.4
$0.3
$0.2
$0.2
$0.2
EURN
STNG²
INSW
DHT
DSSI³
FRO
DSS
TNK
NAT
ASC
TNP
CPLP Tanker

	EURN	STNG[2]	INSW	DHT	DSSI[3]	FRO	DSS	TNK	NAT	ASC	TNP	CPLP Tanker
% Product	-	100%	33%	-	**76%**	-	72%	16%	-	100%	45%	84%
% Non-Product	100%	-	67%	100%	**24%**	100%	28%	84%	100%	-	55%	16%

- Combination will create new tanker sector investment opportunity and meaningful trading liquidity for public equity shareholders
- Ability to leverage scale and fleet quality to increase utilization and maximize growth
- DSSI positioned for accretive consolidation – Management sees ability to **grow NAV and market cap aggressively and responsibly over the near to medium term**

1. Average of equity research analysts' estimates; $ in billions
2. Reflects recent $300mm stock issuance
3. Based on Clarksons fleet appraisal value; post-transaction fees & expenses

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Combination Creates One of the Largest Publicly Traded MR Owners and Operators DSSI will be one of the largest publicly traded shipping companies in NAV and the number of vessels owned DSSI will have a balanced crude and product tanker mix, providing meaningful upside opportunities Diversified fleet provides crude upside today and meaningful product potential in the future DSSI will be one of the largest publicly traded owners of MR vessels, which are widely expected to be the leaders in the coming upcycle Crude tankers are expected to offer higher returns in absolute terms Diversified fleet has wider selection of growth opportunities Ability to roll-up and integrate a variety of fleet types Mixed Fleet Balances Consistent Cash Flow with Exposure to Product Tanker Market Upside

Crude Fleet Upside With a large spot-focused crude fleet, and crude dayrates beginning a rapid upswing, DSSI is well-positioned to profit from the upward crude dayrate momentum Source: Clarkson Research Services, J.P. Morgan Upward Crude Dayrate Momentum Crude dayrates are rapidly rising, having increased over 250% in the nine weeks beginning September 7th Large Fleet Results in High Operating Leverage DSSI has 16 Suezmax/Aframax tankers, providing it with significant crude upside exposure Positioned to Capture Rising Rates, with 100% Spot Exposure 100% of DSSI’s crude vessels are currently on spot or other short-term contracts, positing it to capitalize on rising rates, unlike many of its competitors UPWARD MOMENTUM IN THE CRUDE SPOT MARKET IN Q4 2018

Product Fleet Upside

Product tankers, and particularly MRs, positioned to benefit from underlying macroeconomic factors and the IMO regulatory changes in 2020

AGE DISTRIBUTION OF PRODUCT FLEET (MILLION DWT)



The MR sector is ideally positioned to maintain supply / demand parity. There are enough 20yr + old MRs expected to be scrapped with regularity to offset orderbook deliveries and maintain supply/demand balance
60
50
40
30
20
10
0
25%
34%
28%
8%
3%
2%
9%
0-5
5-10
10-15
15-20
20-25
25+
Orderbook
LR2
LR1
MR
Fleet growth

WHERE WE ARE IN THE FREIGHT RATE CYCLE



Product Tankers

- Analysts expect robust growth in the product tanker sector, primarily driven by the following catalysts:
  - Strong oil consumption in near term translating into high product tanker demand growth
  - Orderbook is less than 9% of the fleet and scrapping has been robust
  - IMO emission regulations set to take effect in January 2020 could drive up product tanker demand by potentially 10%
- Within the product tanker segment, MRs currently have the most favorable supply dynamics
  - MRs are the only vessel type with favorable age profile (i.e., enough vessels aged 20-25 years to maintain a favorable scrapping schedule and to absorb coming newbuilds and maintain supply/balance)

"Fundamentally, we believe the market remains primed for a rebound through 2019 and 2020, with the orderbook remaining limited in the product tanker space, *particularly for the MR fleet*, while IMO 2020 regulations could support utilization trends."

- Clarksons Platou Securities AS (September 2018)

Source: Clarkson Research Services, Danish Ship Finance – Shipping Market Review May 2018

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A Leader in Operating Leverage and Liquidity ESTIMATED BREAKEVEN RATES PRO FORMA LIQUIDITY AND DEBT MATURITY Low cash breakevens – Forecasted market day rates improvements to translate directly into increased cash flow generation for shareholders Strong liquidity position – DSSI will launch with significant liquidity at close and a favorable maturity profile (no debt maturity until 2021), as well as a favorable net debt-to-value metric Focus on maximizing vessel utilization Average estimate in 2019. Includes daily operating expenses, general & administrative, and debt service Based on management forecast Excludes lines of credit; balance as of 11/15/18; excludes go-forward amortization; $ in millions Based on VesselsValue.com as of 11/19/18; forecast total pro forma DSSI debt of $953 million at close LOW BREAKEVENS ¹ TOTAL LIQUIDITY 2 Total: $90mm DEBT MATURITY SCHEDULE 3 NET DEBT TO FLEET VALUE 4

Highly Experienced Leadership Management, led by Craig Stevenson, Jr., and the Board are highly experienced across shipping, M&A, and all have prior Board experience World-Class Management Team Led by Craig Stevenson, Jr., CEO Craig Stevenson, Jr., CEO and Director of DSSI, has over 40 years of experience in shipping industry and previously served as the CEO and Chairman of OMI, formerly NYSE-listed tanker company, from 1998 through 2007 Highly Experienced Board of Directors Nadim Z. Qureshi, Chairman of DSSI, Managing Partner at WL Ross & Co. LLC, the private equity division of Invesco Ltd., oversees Diamond S Shipping and has significant experience in transformative M&A, investments and operations; previously served as Director of Nexeo Solutions, Inc. Craig Stevenson, Jr. has served as the Chairman of Intermarine Inc., one of the largest project carriers in the world, since 2008 and led successful sale of OMI Corporation to Teekay Shipping and Torm for $2.2 billion Jerry Kalogiratos, CEO & Director of CPLP and Director of DSSI, has served as COO of Capital Product Partners L.P., CFO of Crude Carriers Corp, and Finance Director of Capital Maritime & Trading Corp., and has led numerous shipping and capital markets transactions. Gerry Ventouris is Capital Maritime & Trading Corp. CEO Hal Malone, Director of DSSI, serves as the Head of Shipping and Transportation at WL Ross & Co. LLC, the private equity division of Invesco Ltd., and previously spent over 18 years at Jefferies executing M&A transactions in the industry and is a Director of Navigator Holdings Ltd. and Nautical Bulk Holdings, Ltd. Kate Blankenship has served as an Independent Director of Seadrill Ltd., Ship Finance International Ltd., Frontline Ltd., Avance Gas Holding Ltd., Archer Ltd., and Independent Tankers Corporation Ltd. Bart Veldhuizen is currently a Director of Eagle Bulk Shipping, and formerly served as a Director of Seadrill Partners LLC and Golar LNG Partners LP

Appendix

Common Unit Distribution Outlook Post transaction quarterly distribution of New CPLP expected to be $0.045 per unit 1 New level provides base to build upon as coverage will be robust 9/30/18 LTM PF Operating Surplus calculation ($mm, except per unit figures) Before giving effect to any reverse unit split. Calculated as 12 months ended 9/30/18 distributable cash flow attributable to the 10 containerships and 1 drybulk vessel, divided by $23.3 million of expected distribution during the same time period per updated distribution guidance of $0.045 per unit per quarter and adjusted for post transaction debt of $290 million and related interest expense and capital reserve equal to expected quarterly debt amortization of $7.8million. 2

DSSI Fleet List DSS CPLP’s Former Tanker Fleet 1 1 JV vessels (51% ownership).

Securities Disclaimer This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. i

Capital Product Partners L.P.